UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town,

Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On February 25, 2026, Jiangsu Li Bang Intelligent Technology Co., Ltd. (the “Purchaser”), a wholly-owned subsidiary of Li Bang International Corporation Inc., entered into a share purchase agreement (the “Agreement”) with the three individual shareholders (the “Sellers”) of Suzhou Yufengyuan Food Distribution Co., Ltd. (“Yufengyuan” or the “Target”), pursuant to which the Purchaser will acquire an aggregate of 51% equity interest in Yufengyuan upon closing. Yufengyuan is a catering service provider in China offering centrally prepared meals to institutional clients. The total consideration for the share transfer shall be RMB6,500,000 (approximately $0.95 million), based on the total shareholders’ equity of the Target as of November 17, 2025 audited or appraised by a third party acceptable to the Purchaser. The closing of the share transfer is conditioned upon the completion of the registration change procedures with the competent market regulation authority in China and other customary closing conditions, which is expected to occur on or prior to May 30, 2026.

The Purchaser and the Sellers agree that, during the two years following the closing of such share transfer (the “Special Exercise Period”), notwithstanding that the Purchaser holds 51% of the equity interests in the Target, the voting rights between the Purchaser and the Sellers (with the Sellers acting as one party and collectively exercising the voting rights attached to the remaining 49% equity interests) shall be adjusted such that each side holds 50% of the aggregate voting rights. Upon expiry of the Special Exercise Period, the voting rights of the parties at the shareholders’ meeting shall be exercised in accordance with their respective equity interests (i.e., the Purchaser: 51%; the Sellers in the aggregate: 49%).

The foregoing description of the Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of the Agreement which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of Li Bang International Corporation Inc. on Form F-3 (File No. 333-291772), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
10.1*	English translation of the share purchase agreement between Jiangsu Li Bang Intelligent Technology Co., Ltd., a wholly-owned subsidiary of Li Bang International Corporation Inc., and certain shareholders of Suzhou Yufengyuan Food Distribution Co., Ltd., dated February 25, 2026.
99.1	Press Release: Li Bang International Acquires Majority Stake in Suzhou Yufengyuan Food Distribution Co., Ltd., Accelerating Expansion into High-Margin Catering Services

* Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: March 2, 2026	By:	/s/ Feng Huang
Feng Huang
Chief Executive Officer

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